1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

January 25, 2016	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

U.S. Securities and Exchange Commission

Filing Desk

100 F. Street, N.E.

Washington, D.C. 20549

Re:

PSP Family of Funds (the “Trust”) (File Nos. 333-148558 and 811-22164), on behalf of Kimberlite Floating Rate Hybrid Capital Financial Services Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

We are submitting this correspondence to the Securities and Exchange Commission (the “Commission”) on behalf of our client, the Trust, at the request of Mr. Dominic Minore of the Division of Investment Management, in response to comments received from Mr. Minore on December 21, 2015 in connection with the review of Post-Effective Amendment No. 23 to the Trust’s Registration Statement on Form N-1A, filed electronically on November 6, 2015 (the “Registration Statement”). Set forth below are Mr. Minore’s comments and the Trust’s responses thereto.

Comment 1:

Please confirm that the restated expense information in the Fee Table has been calculated based on contractual reductions pursuant to a new advisory agreement.

Trust Response: The restated expense information in the Fee Table has been calculated based on contractual reductions pursuant to a new advisory agreement. The Trust has revised the first footnote of the Fee Table to read as follows (added language underlined):

“1

Expense information has been restated to reflect current fees, which are based on contractual reductions pursuant to a new advisory agreement.”

Comment 2:

Please confirm that the Expense Limitation Agreement cannot be terminated prior to at least 12 months after the date the Prospectus becomes effective without approval of the Board of Trustees.

Trust Response: The Fund confirms that the Expense Limitation Agreement cannot be terminated prior to February 1, 2017 without the approval of the Board of Trustees. Accordingly, the Trust has replaced the last sentence of the second footnote of the Fee Table in the Prospectus with the following sentence:

“The current contractual agreement cannot be terminated prior to February 1, 2017, without the Board’s approval.”

Additionally, the Trust has revised the second full sentence in the second paragraph under the “Example” heading under the Fee Table’s footnotes to state the following (added language underlined):

“The expense example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until February 1, 2017.”

Comment 3:

Because the name of the Fund includes the term “hybrid”, please confirm which type of hybrid securities the Fund intends to invest.

Trust Response: The Trust has decided to change the name of the Fund to “Kimberlite Floating Rate Financial Services Capital Fund”. However, the Fund still intends to invest in hybrid securities, which (as described in the Fund’s description of its principal investment strategy on page 4 of the Prospectus) include “convertible securities, convertible preferred securities, contingent convertible securities (CoCos), trust preferred securities (TruPS) and perpetual preferred securities.”

Comment 4:

Please either add the Fund’s 80% investment policy as a fundamental restriction, or disclose that the Fund may only change its 80% investment policy if the Fund provides shareholders with at least 60 days’ prior notice.

Trust Response:  The Trust has added a disclosure on page 4 of the Fund’s Prospectus, immediately following the last sentence of the second full paragraph, stating that the Fund may only change its 80% investment policy if the Fund provides shareholders with at least 60 days’ prior notice.

Comment 5:

Please disclose whether there is or there is not a limit as to the percentage of the Fund’s assets that may be invested in non-U.S. securities and whether there is or there is not a limit as to the percentage of the Fund’s assets that may be invested in emerging market securities. If there is a limitation for either, please also specify that percentage.

Trust Response: There is no limitation on the percentage of the Fund’s assets that may be invested in non-U.S. securities. However, the Fund has determined to limit investment in emerging market securities to no more than 15% of its assets. As such, the Trust has revised the last sentence of the third full paragraph of the disclosure under the “Principal Investment Strategy of the Fund” heading in the Prospectus on page 4 to read as follows (added language underlined):

“The Fund may invest in securities of U.S. or non-U.S. issuers, without limitation.  However, the Fund will limit its investment in securities issued by issuers in emerging market countries to less than 15% of its assets, as determined at the time of investment.”

Comment 6:

Please add a risk factor regarding foreign currency under the “Principal Risks of Investing in the Fund” heading.

Trust Response: The Trust added the following paragraph under the “Principal Risks of Investing in the Fund” heading under the “Floating or Variable Rate Securities Risk” section and above the “Foreign Securities Risk” section to read as follows (added language underlined):

“Foreign Currency Risk. Foreign currency-linked investments risks include market risk, credit risk and country risk.  Market risk results from adverse changes in exchange rates in the currencies in which the underlying investment is long or short.  Credit risk results because a currency-trade counterparty may default.  Country risk arises because a government may interfere with transactions in its currency.”

Comment 7:

Under the “Principal Risks of Investing in the Fund” heading in the Prospectus, please provide disclosures regarding Contingent Convertible Securities (“CoCos”) and Trust Preferred Securities (“TruPS”).

Trust Response: The Trust has added a disclosure under the “Principal Risks of Investing in the Fund” heading above the paragraph that begins “Convertible Securities” to read as follows (added language underlined):

“Contingent Convertible Securities. Contingent convertible securities (“CoCos”) are a type of hybrid debt security typically issued by non-U.S. banks. CoCos are contingent upon a certain event occurring, as determined by the terms of the particular security. If that certain event occurs, depending on the terms of the particular security, CoCos may either convert into equity at a predetermined share price or be subject to an automatic write-down of the principal amount or value of the security.

If the CoCo becomes subject to an automatic write-down of the principal amount or value of the Fund, then the Fund will lose money. The write-down may even lower the principal amount or value of the security to zero, thereby cancelling the securities. The Fund may not have any rights to repayment of the principal amount of the securities that has become due. The Fund may also be unable to collect interest payments or dividends on such securities.

If the CoCos convert to common shares, the issuer may not pay dividends to common shareholders and the Fund may lose some or all of the income produced from the CoCos, reducing the Fund’s net asset value.”

The Trust has also added a disclosure under the “Principal Risks of Investing in the Fund” heading after the paragraph that begins with “Tax Risk” and above the “Performance” heading to read as follows:

“Trust Preferred Securities. Trust-preferred securities (“TruPS”) are typically issued by entities such as special purpose bank subsidiaries. TruPS, which have no voting rights, have a final stated maturity date, and a fixed schedule for periodic payments. Although TruPS have liquidation preference over common and preferred stock, they are subordinate to more senior debt securities of the same issuer.

The market value of TruPS may be more volatile than the market value of other, more traditional types of debt securities. For example, the issuer may defer interest payments for up to five years, subject to other conditions, adversely affecting the NAV of the Fund, as the holder of the TruPS.  Interest on the deferred payments would accrue during this time period, but the issuer’s decision to defer payments may cause the value of the TruPS to fall. Moreover, at the end of the permissible deferral period, the issuer may default on its payments, in which case the Fund may not be able to recover its principal or the accrued interest payments.”

Comment 8:

Please clarify how the Fund may invest in open-end, closed-end or exchange-traded funds, but “Acquired Fund Fees and Expenses” in the Fee Table will equal “0.00%”.

Trust Response:  The Fund has determined that the Fund will not invest in other investment companies as part of its principal investment strategy.  Accordingly, the Fund has modified the first paragraph of the disclosure under the “Principal

Investment Strategy of the Fund” heading to delete the reference to investing in “securities of other open-end, closed-end or exchange-traded funds (“ETFs”) that invest primarily in preferred and/or debt securities”.  Accordingly, the first paragraph of the Principal Investment Strategy now reads (added language underlined):

“Under normal market conditions, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in preferred and debt securities issued by U.S. and non-U.S. companies in the financial sector, including, without limitation:

•

corporate debt securities, including, without limitation, floating rate debt securities, bonds denominated in U.S. dollars that are issued by non-U.S. entities in the U.S. market (Yankee bonds) and Eurobonds denominated in U.S. dollars and non-U.S. currencies;

•

preferred securities, including, without limitation, floating rate preferred securities; and

•

hybrid securities, including, without limitation, convertible securities, convertible preferred securities, contingent convertible securities (CoCos), trust preferred securities (TruPS) and perpetual preferred securities.”

While investing in other investment companies is no longer part of the Fund’s principal investment strategy, the Fund has retained the ability to invest in such funds for cash flow management purposes.  Accordingly, the Fund has changed the heading on page 11 from “MORE ABOUT THE FUND’S PRINCIPAL INVESTMENT STRATEGIES” to “MORE ABOUT THE FUND’S INVESTMENTS”, and added a new disclosure on page 11 of the Prospectus before the heading “Temporary Defensive Positions” that reads as follows:

“Additional Investments.  The Fund may also invest in securities of other open-end, closed-end or exchange-traded funds (“ETFs”) for cash management and similar purposes (e.g., in managing inflows and outflows from the Fund, or for temporary investment purposes).”

The Trust has also moved the risk factor, “ETF and Mutual Fund Risk”, from the “Principal Risks of Investing in the Fund” summary section on page 4 of the Prospectus to the section previously entitled “Principal Risks of Investing in the Fund” on page 12 of the Prospectus, which has been modified as to read as follows (added language underlined):

“Additional Risks of Investing in the Fund.  All investments carry risks, and investment in the Fund is no exception. No investment strategy works all the time, and past performance is not necessarily indicative of future performance. You may lose money on your investment in the Fund. To help you understand the risks of investing in the Fund, the principal risks of an investment in the Fund are generally set forth above in the summary section of “Principal Risks of Investing in the Fund” and should be read in conjunction with the risks described in the Statement of Additional Information. In addition to the risks set forth above, there are risks associated with other types of securities in which the Fund may invest including, but not limited to, the following:

ETF and Mutual Fund Risk. When the Fund invests in an ETF or mutual fund, it will bear additional expenses based on its pro rata share of the ETF’s or mutual fund’s operating expenses, including the potential duplication of management fees. The risk of owning an ETF or mutual fund generally reflects the risks of owning the underlying securities the ETF or mutual fund holds. Inverse ETFs are subject to the risk that their performance will fall as the value of their benchmark indices rises. The Fund also will incur brokerage costs when it purchases ETFs. In addition, under the 1940 Act, the Fund is subject to restrictions that may limit the amount of any particular ETF or other registered investment company that the Fund may own.”

The Fund has also considered the overall level of projected investment in other funds, as well as its projected generation of Acquired Fund Fees and Expenses, and determined that they are projected to be less than 0.01% of the Fund’s assets.  Accordingly, the Fund has removed “Acquired Fund Fees and Expenses” from the Fund’s expense table.

Comment 9:

Please clarify whether there are market cap restraints on the companies in which the Fund may invest.

Trust Response:  There are no market cap restraints on the companies in which the Fund may invest.

Comment 10:

 Please clarify the meaning of “remainder of the Fund’s net assets”, as it is used under the “Principal Investment Strategy of the Fund” heading.

Trust Response:  After considering the referenced language further, the registrant has determined to delete the sentence containing the language from the Prospectus.

Comment 11:

Please add that “non-investment grade” securities are also known as a “junk bond” and “high yield securities” under the “Principal Investment Strategy” heading in the Prospectus.

Trust Response:  The Trust has revised the disclosure in the Prospectus under the “Principal Investment Strategy” heading as follows (added language underlined):

“The Fund may invest in investment grade or non-investment grade securities (also known as “junk bonds” and “high yield securities”), without limitation.  The Fund may invest in securities of U.S. or non-U.S. issuers, without limitation. However, the Fund will limit its investment in securities issued by issuers in emerging market countries to less than 15% of its assets, as determined at the time of investment.”

Comment 12:

Please clarify, by modifying the disclosure or otherwise, the type of investments referenced by the phrase “minimum weighted average senior debt rating” in the third full paragraph under the heading “Principal Investment Strategies”.

Trust Response:  After further consideration, the Trust has determined to delete the reference to maintaining a minimum weighted average senior rating of debt securities at BBB-.

Comment 13:

Please clarify whether the Fund may invest in underlying securities with a lower rating than BBB-.

Trust Response:  The Fund may invest in underlying securities with a lower rating than BBB-.   As noted in response to Comment 12, the Trust has also determined to remove the BBB- rating reference.

Comment 14:

Please disclose that the stated maturities of the debt securities in which the Fund may invest will be ten years or more.

Trust Response:  The Trust has revised the disclosure in the Prospectus in the last sentence in the fourth full paragraph under the “Principal Investment Strategy” heading as follows (added language underlined):

“The Adviser expects that the stated maturities of debt securities in which the Fund will invest generally will be longer-term (ten years or more); however, the Fund’s portfolio managers may target shorter or longer durations in response to their view of the fixed income markets generally or any sector or industry thereof.”

Comment 15:

Please disclose whether the Fund invests in derivatives and short sales for speculative purposes.

Trust Response:  The Fund may invest in derivatives for hedging purposes; however, the Fund has determined that the Fund will not engage in short sales as part of its investment strategy, and will not invest in derivatives as part of its principal investment strategy. Therefore, the Trust has revised and moved the last paragraph under the “Principal Investment Strategy of the Fund” heading on page

4 to under the new heading on page 11 of the Prospectus entitled “Additional Investments” referenced in response to Comment #8 above, which reads as follows (inserted language underlined):

“The Fund may, for hedging purposes, also purchase, sell or enter into any derivative contract or option on a derivative contract, transaction or instrument, without limitation, including various interest rate transactions such as swaps, caps, floors or collars, and foreign currency transactions such as foreign currency forward contracts, futures contracts, options, swaps and other similar strategic transactions in connection with its investments in securities of non-U.S. companies. The purpose of investing in such derivative contracts will generally be to enter into interest rate and currency hedging transactions in order to reduce the interest rate and foreign currency risk inherent in the Fund’s investments. Some of the securities in which the Fund invests may only be eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) (“Rule 144A Securities”).”

As a result of the modified principal investment strategy, the Trust has moved the “Derivative Risk” section from under the “Principal Risks of Investing in the Fund” heading on Page 5 to under the “Additional Risks of Investing in the Fund” section of the Prospectus on page 12.

The Trust has also added a risk factor concerning Rule 144A securities in the “Additional Risks of Investing in the Fund” section of the Prospectus, as shown below (added language underlined):

“Rule 144A Securities Risk.  Rule 144A Securities are deemed restricted securities because they may not be sold to the general public and generally may only be resold to certain qualified institutional buyers or accredited investors pursuant to conditions set forth in the rule. If the Fund wishes to sell its Rule 144A Securities and there is not enough demand for the Rule 144A Securities, then the Fund may be subject to liquidity risk and  may not be able to sell the Rule 144A Securities at an advantageous time or at the price the Fund has valued the Rule 144A securities.”

The Trust has also removed the previous reference to short sales in the last paragraph of the “Principal Investment Strategy of the Fund” heading on page 4 of the Prospectus, as shown above in this Comment 15.

Comment 16:

Please disclose whether the Fund will engage in naked short sales as part of its principal investment strategy. If so, please add an accompanying risk factor explaining the risks of naked short sales.

Trust Response:  As discussed in the Trust’s response to Comment 15, the Fund does not anticipate investing in short sales as part of its principal investment strategy.

Comment 17:

Please clarify whether Rule 144A securities are liquid investments.

Trust Response:  The Fund considers any security it cannot sell or dispose of in the ordinary course of business within seven calendar days at approximately the value the Fund ascribes to it to be illiquid. Accordingly, if the Fund cannot sell or dispose of a Rule 144A security in the ordinary course of business within seven calendar days at approximately the value the Fund ascribes to it, the Fund will deem the Rule 144A security to be illiquid.

Comment 18:

Please confirm the Fund has complied with Item 4 and Item 9 of the Prospectus.

Trust Response:  The Fund believes it has complied with Item 4 and Item 9 of the Prospectus. In this regard, the Trust notes that it believes many of the disclosures that satisfy Item 4 also satisfy Item 9 disclosure requirements; however, the Trust has also included additional information about its investment objective, strategy, and risks in response to Item 9 (see, e.g., pages 11-12 of the Prospectus) that do not respond to Item 4.

Comment 19:

Please add a risk factor regarding emerging market securities under the “Principal Risks of Investing in the Fund” heading of the Prospectus.

Trust Response:  The Trust has added the following risk factor on page 5 of the Prospectus under the “Principal Risks of Investing in the Fund” heading before the “Equity Securities Risk” paragraph:

“Emerging Markets Risk.  In addition to the risks generally associated with investing in securities of non-U.S. companies, countries considered to be emerging market countries also may have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries, and securities markets that trade a small number of issues.”

Comment 20:

Please disclose in the Prospectus under the “Management of the Fund” heading in which year Kimberlite Asset Management, LLC became a registered investment adviser (RIA) with the Commission.

Trust Response:  The Adviser became an RIA in 2015.  Accordingly, the Trust has added a “New Adviser Risk” disclosure under the “Principal Risks of the Investing in the Fund” heading on page 8 of the Prospectus as follows:

“New Adviser Risk.  The Adviser is a new entity that was formed and registered as an investment adviser in 2015, which may limit its effectiveness.”

The Trust has also revised the disclosure in the Prospectus under the “Management of the Fund” heading as follows (added language underlined):

“Investment Adviser. Kimberlite Asset Management, LLC, 230 Park Avenue, 28th Floor New York, NY 10169, serves as the Fund’s investment adviser. The Adviser became a registered investment adviser with the Securities Exchange Commission in 2015. The Adviser serves as the Fund’s investment adviser pursuant to an investment advisory agreement (the “Advisory Agreement”) with the Trust on behalf of the Fund. The Adviser manages the Fund’s investments in accordance with the stated investment objective and policies of the Fund, subject to the oversight and supervision of the Board. The Adviser also assists with: (a) non-advisory operations of the Fund, (b) the preparation and submission of reports to existing shareholders, (c) the periodic updating of prospectuses and statements of additional information, (d) the preparation of reports to be filed with the SEC and other regulatory authorities, and (e) maintaining certain of the Fund’s records. Under the Advisory Agreement, the Fund pays the Adviser a monthly fee based on an annualized rate of 0.95% of the average daily net asset value of the Fund. The Adviser has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” as indicated in the fee table. It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Trustees.”

Comment 21:

Please clarify that there are no assurances that the Adviser will continue to waive fees as currently agreed to or in general.

Trust Response:  The Trust has revised the ending of the first paragraph of the subsection entitled “Investment Adviser” under the “Management of the Fund” heading as follows (added language underlined):

“It is expected that the contractual agreement will continue from year-to-year provided such continuance is approved by the Trustees. However, there can be no assurances that the Adviser will continue to waive fees as currently agreed to or in general once the term of the Expense Limitation Agreement has expired.”

Comment 22: Please describe in the Prospectus that the Adviser may not recover fees waived or reimbursed by the Fund’s previous investment adviser, Pulteney Street Capital Management, LLC.

Trust Response:  The Trust has revised the last paragraph of the subsection entitled “Investment Adviser” under the “Management of the Fund” heading in the Prospectus as follows (added language underlined):

“As of the date of this Prospectus the Adviser has not received any investment advisory fee from the Fund. Prior to January 1, 2016, Pulteney Street Capital Management, LLC (“Pulteney”) served as the Fund’s investment adviser. For the period from January 1, 2015 to December 31, 2015, Pulteney waived its advisory fee in the amount of $______, and, as a result, the Fund did not pay an advisory fee to Pulteney during this period. The Adviser may not recover fees previously waived or reimbursed by Pulteney.”

Comment 23:

Please clarify that the fees and expenses resulting from lending of portfolio securities are not reflected in the Fee Table.

Trust Response:  The Trust has revised the Lending of Portfolio Securities subsection under the “Investment Objective, Policies and Risks” heading in the Statement of Additional Information as follows (added language underlined):

“Lending of Portfolio Securities. In order to generate additional income, the Fund may lend portfolio securities in an amount up to 33% of total Fund assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities that the Adviser has determined are creditworthy under guidelines established by the Trustees. In determining whether the Fund will lend securities, the Adviser will consider all relevant facts and circumstances. The Fund may not lend securities to any company affiliated with the Adviser. Each loan of securities will be collateralized by cash, securities or letters of credit. The Fund might experience a loss if the borrower defaults on the loan.

The borrower at all times during the loan must maintain with the Fund cash or cash equivalent collateral, or provide to the Fund an irrevocable letter of credit equal in value to at least 100% of the value of the securities loaned. While the loan is outstanding, the borrower will pay the Fund any interest paid on the loaned securities, and the Adviser may invest the cash collateral to earn additional income for the Fund. Alternatively, the Fund may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit. It is anticipated that the Fund may share with the borrower some of the income received on the collateral for the loan or the Fund will be paid a premium for the loan. Loans are subject to termination at the option of the Fund or the borrower at any time. The Fund shall retain all voting rights with respect to the loaned securities, and the Fund will call securities subject to a securities loan to vote proxies in the event a material matter comes up for vote, pursuant to the Fund’s fiduciary obligations. The Fund may pay reasonable administrative and custodial fees in connection with a loan, and may pay a negotiated portion of the income earned on the cash to the borrower or placing broker. The fees and expenses of lending portfolio securities are not reflected in the Fee Table because the Fund does not expect to lend portfolio securities during the next 12 months. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.”

Comment 24:

Please clarify that the Fund may not invest more than 1/3 of its net assets in Reverse Repurchase Agreements.

Trust Response:  The Trust has revised the Reverse Repurchase Agreements subsection under the “Investment Objective, Policies and Risks” heading in the Statement of Additional Information as follows (added language underlined):

“Reverse Repurchase Agreements. The Fund may invest up to 1/3 of its net assets in reverse repurchase agreements, which are repurchase agreements in which the Fund is the seller (rather than the buyer) of the securities, and agrees to repurchase them at an agreed-upon time and price. A reverse repurchase agreement may be viewed as a type of borrowing by the Fund. Reverse repurchase agreements are subject to credit risks. In addition, reverse repurchase agreements create leverage risks because the Fund must repurchase the underlying security at a higher price, regardless of the market value of the security at the time of repurchase. In addition to taxable reverse repurchase agreements, the Fund also may invest in municipal reverse repurchase agreements.”

Comment 25:

Please separate the discussion of the prohibited uses of 75% of the Fund’s total assets and the other 25% of its total assets into two distinctly numbered paragraphs under the “Fundamental Restrictions” heading.

Trust Response:  The Trust has separated the paragraphs.  In addition, please note that the second of the paragraphs (now fundamental restriction #9) was slightly misstated in the original filing, and has been modified to match the language approved by the shareholders of the Fund pursuant to a written consent as follows (added language underlined):

“(9)

Additionally, the Fund will limit the aggregate value of holdings of a single industry or group of industries (except U.S. Government securities and cash items, as defined in the Code) to a maximum of 25% of the Fund’s total assets, except that, under normal market conditions, the Fund will invest more than 25% of its net assets in securities issued by companies operating in the financial services industry or group of financial services industries.”

In addition, the Trust has modified the Fund’s fundamental restriction #2 by deleting the last sentence, which previously stated “The Fund will not purchase securities at any time that outstanding borrowings exceed 5% of the Fund’s total assets.”  This deletion was approved by the shareholders of the Fund pursuant to a written consent.

Comment 26:

Please fill in the name of the second listed Independent Trustee on page 19 of the Statement of Additional Information under the “Board of Trustees, Officers and Principal Shareholders” heading.

Trust Response:  The name of the second Independent Trustee is Alan M. Bluestine. The Trust has revised the Independent Trustees section of the chart under the “Board of Trustees, Officers and Principal Shareholders” heading to read as follows (added language underlined):

Name, Address and Year of Birth	Position(s) Held with Trust	Length of Service	Principal Occupation(s) During Past 5 Years	Number of Funds Overseen	Other Directorships During Past 5 Years
Independent Trustees
Frank Codey 230 Park Avenue, 28th Floor New York, NY 10169 Year of Birth: 1964	Trustee	Since 2015

President of The Colt Group, LLC (a financial services consulting firm) (2013 - Present); President of Financial Intellect (financial industry data and research provider) (2013 – Present); President and Chief Operating Officer of Equinox Group Distributors (2011- 2013); Director of Operations at Braver Stern Securities (2010 – 2011).

One
Alan M. Bluestine 230 Park Avenue, 28th Floor New York, NY 10169 Year of Birth: 1964	Trustee	Since 2015	Chief Operating Officer of RockView Management, LLC (investment advisory firm) (2007 – Present).	One

Furthermore, the Trust has removed Kyle R. Bubeck as the Trust’s Chief Compliance Officer (“CCO”) and appointed Mr. Vito Marangelli as the Trust’s CCO. The information required in the above referenced table for Mr. Marangelli will be provided in the Statement of Additional Information, and the Trust has will replace references to Mr. Bubeck with Mr. Marangelli.

Comment 27:

Please provide a consent form pursuant to Rule 438 of the Securities Act of 1933 for each person who will become a Trustee of the Fund as listed under the “Board of Trustees, Officers and Principal Shareholders” heading of the Registration Statement.

Trust Response:  Because the persons listed as Trustees assumed their positions as trustees on January 1, they have signed the amended registration statement that includes the changes referenced herein.  In addition, the Trust has included as exhibits consent forms pursuant to Rule 438 of the Securities Act of 1933 for each that were not filed with the Registration Statement filing.

Comment 28:

Please have the principal accounting officer of the Trust sign the Registration Statement.

Trust Response:  The Trust’s treasurer, who executed the Registration Statement, also serves as the principal accounting officer of the Trust. The Trust will ensure that the title “principal accounting officer” is added for future filings, as appropriate.

*  *  *  *  *

Additionally, after considering the appropriateness of the S&P 500 Index for a benchmark for the Fund’s performance, the Trust has decided that the S&P U.S. Floating Rate Preferred Stock Index would be a more suitable comparison due to the types of securities in which the Fund expects to invest. Thus, the Trust has revised the table under the “Performance” heading in the Prospectus to read as follows (added language underlined)(table to be completed before final filing):

Average Annual Total Returns – (For the Period Ended December 31, 2015)	1 Year	5 Years	Since Inception [2]

Before taxes After taxes on distributions After taxes on distributions and sale of shares	___% ___% ___%	___% ___% ___%	___% ___% ___%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	___%	___%	___%
S&P U.S. Floating Rate Preferred Stock Index (reflects no deduction for fees, expenses or taxes)[3]	___%	___%	___%

1 The Fund has changed its investment strategy and its name twice.  Between August 25, 2014 and ______, 2015, the Fund was known as the PSP Multi-Manager Fund and was managed with a manager of managers strategy. Prior to August 25, 2014, the Fund was known as the Congressional Effect Fund, and was managed with a strategy that sought to minimize the effects of the U.S. Congress on domestic financial markets.

2 The Fund commenced operations on May 23, 2008.

3 The Fund has included the S&P U.S. Floating Rate Preferred Stock Index to reflect a more appropriate comparison to the Fund’s new investment strategy, which invests primarily in preferred and debt securities issued by U.S. and non-U.S. companies in the financial sector, as described in this Prospectus and Statement of Additional Information.

The Trust has also revised the paragraph in the Statement of Additional Information under the “ADDITIONAL INFORMATION ON PERFORMANCE” heading following the paragraph explaining the calculation of average annual total return and aggregate total return to read as follows (modified and added language underlined):

“The Fund’s performance may be compared in advertisements, sales literature, shareholder reports, and other communications to the performance of other mutual funds having similar objectives or to standardized indices or other measures of investment performance.  The Fund may also measure its performance against the S&P 500 Index and the S&P U.S. Floating Rate Preferred Stock Index or other market indices.  The Fund has included the S&P U.S. Floating Rate Preferred Stock Index to reflect a more appropriate comparison to the Fund’s new investment strategy, which invests primarily in securities with floating interest rates, including, but not limited to preferred securities, as described in the Prospectus and this SAI. Comparative performance may also be expressed by reference to a ranking prepared by a mutual fund monitoring service or by one or more newspapers, newsletters, or financial periodicals.  The Fund may also occasionally cite statistics to reflect its volatility and risk.  The Fund may also compare its performance to other published reports of the performance of unmanaged portfolios of companies.  The performance of such unmanaged portfolios generally does not reflect the effects of dividends or dividend reinvestment.  Performance comparisons may be useful to investors who wish to compare the Fund’s past performance to that of other mutual funds and investment products.  Past performance is not a guarantee of future results.”

Finally, the Trust has decided to distribute net investment income to its shareholders at least monthly; therefore, the Distributions section under the “OTHER IMPORTANT INFORMATION” heading has been modified as shown below (added language underlined):

“Distributions.  The Fund distributes its net investment income to its shareholders at least monthly and net realized long and short-term capital gains to its shareholders at least annually,

usually in December.  Absent instructions to pay distributions in cash, distributions will be reinvested automatically in additional shares (or fractions thereof) of the Fund.”

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact Jeffrey Skinner at 336-607-7512 if you have any additional comments or questions.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner